EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF:

DOUBLELINE OPPORTUNISTIC CREDIT FUND; DOUBLELINE INCOME SOLUTIONS FUND; DOUBLELINE YIELD OPPORTUNITIES FUND; DOUBLELINE SHILLER CAPE® ENHANCED INCOME FUND; DOUBLELINE CAPITAL LP; AND DOUBLELINE ALTERNATIVES LP

APPLICATION PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTION 19(B) OF THE ACT AND RULE 19B-1 THEREUNDER

Investment Company Act of 1940

File No. 812-

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Jeremy C. Smith

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

WITH A COPY TO:

Ronald R. Redell

c/o DoubleLine Capital LP

333 South Grand Avenue, Suite 1800

Los Angeles, California 90071

Jeffrey J. Sherman

c/o DoubleLine Alternatives LP

333 South Grand Avenue, Suite 1800

Los Angeles, California 90071

This Application (including Exhibits) consists of 62 pages

The Exhibit Index is on page 14.

I.	INTRODUCTION

DoubleLine Opportunistic Credit Fund (“DBL”), DoubleLine Income Solutions Fund (“DSL”), DoubleLine Yield Opportunities Fund (“DLY”), DoubleLine Shiller CAPE® Enhanced Income Fund (“DSC”), DoubleLine Capital LP (“DoubleLine Capital”), and DoubleLine Alternatives LP (“DoubleLine Alternatives” and together with DoubleLine Capital, “DoubleLine” and together with each of the aforementioned (the “Applicants”) hereby submit this application for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), providing DBL, DSL, DLY, DSC, and each other closed-end management investment company registered under the 1940 Act advised or to be advised in the future by DoubleLine, or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with DoubleLine Capital or DoubleLine Alternatives (including any successor in interest1) (each such entity, including DoubleLine Capital and DoubleLine Alternatives, an “Adviser”) that in the future seeks to rely on the Order (such investment companies, together with DBL, DSL, DLY, and DSC, are collectively referred to herein as the “Funds” and each separately as a “Fund”), an exemption from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder, as more fully set forth below (the “Application”).2

II.	THE APPLICANTS

DBL is organized as a Massachusetts business trust, which is registered under the 1940 Act as a diversified, closed-end management investment company, and commenced operations on January 27, 2012. Shares of common stock of DBL are currently listed and traded on the New York Stock Exchange, a national securities exchange as defined in Section 2(a)(26) of the 1940 Act, under the symbol “DBL.” As of March 31, 2021, DBL has total net assets of $291,591,508. DBL’s investment objective is to seek high total investment return by providing a high level of current income and the potential for capital appreciation. DBL intends to achieve its objective by investing in a portfolio of investments selected for their potential to provide high current income, growth of capital, or both. DBL has not issued any preferred shares.

DSL is organized as a Massachusetts business trust, which is registered under the 1940 Act as a diversified, closed-end management investment company, and commenced operations on April 26, 2013. Shares of common stock of DSL are currently listed and traded on the New York Stock Exchange under the symbol “DSL.” As of March 31, 2021, DSL has total net assets of $1,860,231,504. DSL’s investment objective is to seek high current income; its secondary objective is to seek capital appreciation. It pursues these objectives by investing in a portfolio of investments selected for their potential to provide high current income, growth of capital, or both. DSL has not issued any preferred shares.

DLY is organized as a Massachusetts business trust, which is registered under the 1940 Act as a non-diversified, limited term closed-end management investment company, and commenced operations on February 26, 2020. Shares of common stock of DLY are currently listed and traded on the New York Stock Exchange under the symbol “DLY.” As of March 31, 2021, DLY has total net assets of $975,205,534. DLY’s investment objective is to seek a high level of total return, with an emphasis on current income. DLY intends to achieve its objective by investing in a portfolio of investments selected for its potential to provide a high level of total return, with an emphasis on current income. DLY has not issued any preferred shares.

DSC is organized as a Massachusetts business trust, which is registered under the 1940 Act as a non-diversified, limited term closed-end management investment company, and has no operating history. DSC anticipates that its common shares will be listed on the New York Stock Exchange, subject to notice of issuance. DSC’s investment objective is to seek total return and income through a combination of current income, current gains and long-term capital appreciation. DSC will typically seek to achieve its investment objective by using a variety of strategies, including investing a portion of its assets in derivatives, or a combination of derivatives and direct investments, to provide a return (before fees and expenses) that approximates the return of the Shiller Barclays CAPE® US Sector TR USD Index; by actively allocating direct investments in debt instruments across the global fixed income universe; and by generating current gains from option premiums earned by writing (selling) call options on the S&P 500® Index DSC has not issued any preferred shares.

1 For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 The only registered closed-end investment companies that currently intend to rely on the Order have been named as Applicants. Any Fund that may rely on the Order in the future will comply with the terms and conditions of the Application.

DoubleLine Capital, with offices at 333 South Grand Avenue, Suite 1800, Los Angeles, California 90071, serves as the investment adviser to each of the Funds other than DSC and as investment sub-adviser to DSC. DoubleLine Alternatives, also with offices at 333 South Grand Avenue, Suite 1800, Los Angeles, California 90071, serves as the investment adviser to DSC. Each of DoubleLine Capital and DoubleLine Alternatives is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Subject to the oversight of the Board of Trustees, DoubleLine is responsible for managing, either directly or through others selected by it, the investment activities of the Funds and the Funds’ business affairs. Jeffrey E. Gundlach serves as the Chief Executive Officer and Chief Investment Officer of DoubleLine Capital. Jeffrey Sherman serves as the President of DoubleLine Alternatives. As of December 31, 2020, DoubleLine Capital had approximately $135 billion of assets under management and DoubleLine Alternatives had approximately $613 million of assets under management.

DBL, DSL, and DLY have each, and DSC will enter into an investment management agreement pursuant to which DoubleLine, in accordance with the Fund’s stated investment objective, policies and limitations, and subject to the supervision of the Fund’s Board of Trustees, provides investment management services for the Fund’s portfolio and supervises and oversees the investment and reinvestment of the Fund’s assets. The portfolio of a Fund may be managed by one or more investment sub-advisers (each, a “Future Sub-Adviser”). A Future Sub-Adviser may be an affiliate of DoubleLine. Any Future Sub-Adviser will be registered under the Advisers Act.

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 19(b) of the 1940 Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the “Code”), more often than once every twelve months. Rule 19b-1 under the 1940 Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code may make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (provided that it does not exceed 10% of the total amount distributed for the taxable year).

Applicants believe that Rule 19b-1 should be interpreted to permit a Fund to pay an unlimited number of distributions on its common and preferred stock (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from that designation over more than the permissible number of distributions. However, to obtain certainty for a Fund’s proposed distribution policies (each, a “Distribution Policy”), in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the 1940 Act granting an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder. The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its shares of beneficial interest (“common stock”) and as often as specified by, or determined in accordance with the terms of, any preferred stock issued by the Fund.

IV.	REPRESENTATIONS OF APPLICANTS

Prior to a Fund’s implementing a Distribution Policy in reliance on the Order, the board of directors or trustees (the “Board”) of each Fund seeking to rely on the Order, including a majority of the directors or trustees who are not interested persons of the Fund, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), will request, and the Adviser will provide, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy. In particular, the Board and the Independent Board Members will review information regarding (i) the purpose and terms of the proposed Distribution Policy; (ii) the likely effects of the proposed Distribution Policy on the Fund’s long-term total return (in relation to market price and net asset value per share of common stock (“NAV”)); (iii) the expected relationship between the Fund’s distribution rate on its shares of common stock under the proposed Distribution Policy and the Fund’s total return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund’s expected total return in relation to its NAV; and (v) any foreseeable material effects of the proposed Distribution Policy on the Fund’s long-term total return (in relation to market price and NAV).

The Independent Board Members will also consider what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of the proposed Distribution Policy.

Following this review, the Board, including the Independent Board Members, of each Fund will, before adopting or implementing any proposed Distribution Policy, make a determination that the proposed Distribution Policy is consistent with the Fund’s investment objective(s) and in the best interests of the holders of the Fund’s common stock. The Distribution Policy will be consistent with the Fund’s policies and procedures and will be described in the Fund’s registration statement.

In addition, prior to implementation of a Distribution Policy for any Fund pursuant to the Order requested by this Application, the Board of the Fund shall have adopted policies and procedures (the “Section 19 Compliance Policies”) pursuant to Rule 38a-1 under the 1940 Act that:

1.    are reasonably designed to ensure that all notices required to be sent to the Fund’s stockholders pursuant to Section 19(a) of the 1940 Act, Rule 19a-1 thereunder and by condition 4 below (each, a “19(a) Notice”) include the disclosure required by Rule 19a- 1 and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and

2.    require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of each Fund will summarize the basis for the Board’s approval of the Distribution Policy, including its consideration of the factors described above. These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

Generally, the purpose of a Distribution Policy would be to permit a Fund to distribute periodically, over the course of each year, an amount closely approximating the total taxable income of the Fund during the year through distributions in relatively equal amounts (plus any required special distributions) that are composed of payments received from portfolio companies, supplemental amounts generally representing realized capital gains or, possibly, returns of capital that may represent unrealized capital gains. The Fund seeks to establish a distribution rate that approximates the Fund’s projected total return that can reasonably be expected to be generated by the Fund over an extended period of time, although the distribution rate will not be solely dependent on the amount of income earned or capital gains realized by the Fund for the year. Under the Distribution Policy of a Fund, the Fund would distribute periodically (as frequently as twelve times in any taxable year) to its respective common stockholders a fixed percentage of the market price of the Fund’s shares of common stock at a particular point in time or a fixed percentage of NAV at a particular time or a fixed amount per share of common stock, any of which may be adjusted from time to time. It is anticipated that under a Distribution Policy, the minimum annual distribution rate with respect to the Fund’s shares of common stock would be independent of the Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund’s performance for an entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the Fund’s common stock would be at the stated rate then in effect. The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate a Distribution Policy at any time.

V.	JUSTIFICATION FOR REQUESTED RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction from any provision of the 1940 Act or of any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the 1940 Act and in the best interests of the Funds and their respective stockholders.

A.	Receipt of the Order would serve stockholders interests

Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy. Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.

An exemption from Rule 19b-1 would benefit stockholders in another way. Shares of common stock of closed-end funds often trade in the marketplace at a discount to their NAV. Applicants believe that this discount may be reduced if a Fund is permitted to pay relatively frequent dividends on its common stock at a consistent rate, whether or not those dividends contain an element of long-term capital gains. Any reduction in the discount at which Fund shares of common stock trade in the market would benefit the holders of the Fund’s common stock along with the Fund.

B.	The Fund’s stockholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that stockholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.3 However, Rule 19a-1 under the 1940 Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information will be included in each Fund’s annual report to stockholders and on its Internal Revenue Service (“IRS”) Form 1099-DIV, which will be sent to each common and preferred stockholder who received distributions during a particular year (including stockholders who have sold shares during the year).

In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part VI below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the 1940 Act to ensure that all required notices and disclosures are sent to stockholders.

The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies and the conditions listed below will help to ensure that each Fund’s stockholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, subjecting the Funds to Section 19(b) and Rule 19b-1 would afford stockholders no extra protection. In addition, the Funds will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.

C.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to stockholders

Rule 19b-1, when applied to a Distribution Policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no benefit in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s stockholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates). The desirability of avoiding

3 See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong. 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D.	Other concerns leading to adoption of Rule 19b-1 are not applicable

Another concern that led to the enactment of Section 19(b) of the 1940 Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, that do not continuously distribute shares.4 Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan may help minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred stock for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss realized by a stockholder upon sale of shares of a regulated investment company that were held for six months or less will be treated as a long-term capital loss, to the extent of any long-term capital gains paid on such shares, to avoid the selling of dividends.

E.	Further limitations of Rule 19b-1

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b) (3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital5 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available. To distribute all of a Fund’s long-term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to a Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-816 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

4 DBL and DSL have effective registration statements and their common shares may be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 subject to Condition 6 of Section VI below.

5 These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

6 1989-1 C.B. 226.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund. Such distributions generally are either fixed or are determined in periodic auctions or remarketings or are periodically reset by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains. The Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred stock for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

F.	General

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common stock as frequently as twelve times in any one taxable year and in respect of their preferred stock as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions. Implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are not relevant to distributions on preferred stock. Not only are such distributions fixed or determined by the market rather than by reference to the performance of the issuer but also the long-term capital gain component is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common stock and consequently the long-term gain component cannot even be known until the end of the fund’s fiscal year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of a Fund’s Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of stockholders.

VI.	APPLICANTS’ CONDITIONS

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to each of the following conditions:

1.   Compliance Review and Reporting

The Fund’s chief compliance officer will: (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the 1940 Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2.   Disclosures to Fund Stockholders

(a)	Each 19(a) Notice disseminated to the holders of the Fund’s common stock, in addition to the information required by Section 19(a) and Rule 19a-1:

(i)	will provide, in a tabular or graphical format:

(1)    the amount of the distribution, on a per share of common stock basis, together with the amounts of such distribution amount, on a per share of common stock basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2)    the fiscal year-to-date cumulative amount of distributions, on a per share of common stock basis, together with the amounts of such cumulative amount, on a per share of common stock basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3)    the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4)    the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii)	will include the following disclosure:

(1)    “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Distribution Policy.”;

(2)    “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;7 and

(3)    “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

(b)	On the inside front cover of each report to stockholders under Rule 30e-1 under the 1940 Act, the Fund will:

7 The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(i)	describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii)	include the disclosure required by condition 2(a)(ii)(1) above;

(iii)	state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund stockholders; and

(iv)	describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

(c)

Each report provided to stockholders of a Fund under Rule 30e-1 under the 1940 Act and each prospectus filed with the Commission on Form N-2 under the 1940 Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3.   Disclosure to Stockholders, Prospective Stockholders and Third Parties

(a)

The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund stockholder, prospective stockholder or third-party information provider;

(b)

The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c)

The Fund will post prominently a statement on its (or the Adviser’s) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and maintain such information on such website for at least 24 months.

4.   Delivery of 19(a) Notices to Beneficial Owners

If a broker, dealer, bank or other person (“financial intermediary”) holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:

(a)	will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s stock held through such financial intermediary;

(b)

will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s stock; and

(c)

upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5.   Additional Board Determinations for Funds Whose Common Stock Trades at a Premium

If:

(a)

The Fund’s common stock has traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s shares of common stock as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b)

The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i)	At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of its Independent Board Members:

(1)

will request and evaluate, and the Fund’s Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2)

will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its stockholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A)	whether the Distribution Policy is accomplishing its purpose(s);

(B)	the reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common stock; and

(C)

the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3)	based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii)

The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6.   Public Offerings

The Fund will not make a public offering of the Fund’s common stock other than:

(a)	a rights offering below NAV to holders of the Fund’s common stock;
(b)	an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or
(c)	an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i)

the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,[8] expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date;[9] and

(ii)

the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its shares of common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding shares of preferred stock as the Fund may issue.

7.   Amendments to Rule 19b-1

The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

VII.	APPLICABLE PRECEDENT

The Commission has recently granted substantially the same relief as that sought herein in Vertical Capital Income Fund and Oakline Advisors, LLC, Investment Company Act Release Nos. 33505 (June 12, 2019) (notice) and 33548 (July 9, 2019) (order); Putnam Managed Municipal Income Trust, et al., Investment Company Act Release Nos. 33449 (April 17, 2019) (notice) and 33474 (May 14, 2019) (order); Macquarie Global Infrastructure Total Return Fund Inc., et al., Investment Company Act Release Nos. 33389 (March 5, 2019) (notice) and 33436 (April 2, 2019) (order); Special Opportunities Fund, Inc. and Bulldog Investors, LLC, Investment Company Act Release Nos. 33367 (February 4, 2019) and 33386 (March 4, 2019); Vivaldi Opportunities Fund and Vivaldi Asset Management, LLC, Investment Company Act Release Nos. 33147 (July 3, 2018)(notice) and 33185 (July 31, 2018) (order); The Swiss Helvetia Fund, Inc., et al., Investment Company Act Release Nos. 33075 (April 23, 2018)(notice) and 33099 (May 21, 2018)(order); The Mexico Equity& Income Fund, Inc. and Pichardo Asset Management, S.A. de C.V., Investment Company Act Release Nos. 32640 (May 18, 2017)(notice) and 32676 (June 13, 2017)(order); RiverNorth DoubleLine Strategic Opportunity Fund, Inc. and RiverNorth Capital Management LLC, Investment Company Act Release Nos. 32635 (May 12, 2017)(notice) and 32673 (June 7, 2017)(order); Brookfield Global Listed Infrastructure Income Fund Inc., et al., Investment Company Act Release Nos. 31802 (September 1, 2015)(notice) and 31855 (September 30, 2015)(order); and Ares Dynamic Credit Allocation Fund, Inc., et al., Investment Company Act Release Nos. 31665 (June 9, 2015)(notice) and 31708 (July 7, 2015)(order).

8 If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

9 If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

VIII.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Board of Trustees of DBL, DSL, DLY, and DSC, authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act, are included as Exhibit A to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 333 South Grand Avenue, Suite 1800, Los Angeles, California 90071 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the cover page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act exempting the Funds from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common stock consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common stock as described in this Application. In addition, Applicants request that the Order permit each Fund to make distributions on its preferred stock (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

DoubleLine Opportunistic Credit Fund

Dated: June 22, 2021	By:	/s/ Ronald R. Redell
Name: Ronald R. Redell
Title: President

DoubleLine Income Solutions Fund

Dated: June 22, 2021	By:	/s/ Ronald R. Redell
Name: Ronald R. Redell
Title: President

DoubleLine Yield Opportunities Fund

Dated: June 22, 2021	By:	/s/ Ronald R. Redell
Name: Ronald R. Redell
Title: President

DoubleLine Shiller CAPE® Enhanced Income Fund

Dated: June 22, 2021	By:	/s/ Ronald R. Redell
Name: Ronald R. Redell
Title: President

DoubleLine Capital LP

Dated: June 22, 2021	By:	/s/ Henry V. Chase
Name: Henry V. Chase
Title: Authorized Signer

DoubleLine Alternatives LP

	By:	/s/ Jeffrey J. Sherman
Dated: June 22, 2021		Name: Jeffrey J. Sherman
Title: President

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

DESIGNATION	DOCUMENT
Exhibit A	Resolutions of the Board of Trustees of DoubleLine Opportunistic Credit Fund, DoubleLine Income Solutions Fund, DoubleLine Yield Opportunities Fund, and DoubleLine Shiller CAPE® Enhanced Income Fund

Exhibit B	Verifications

Exhibit C	Marked copy of the Applicants’ application showing changes from the application of Vertical Capital Income Fund and Oakline Advisors, LLC (File No. 812-15000), an application identified by the Applicants as substantially identical under Rule 0-5(e)(3).

Exhibit D

Marked copy of the Applicants’ application showing changes from Putnam Managed Municipal Income Trust, et al (File No. 812-14970), an application identified by the Applicants as substantially identical under Rule 0-5(e)(3).

EXHIBIT A

Votes of the Board of Trustees of DoubleLine Opportunistic Credit Fund, DoubleLine Income Solutions Fund,

DoubleLine Yield Opportunities Fund, and DoubleLine Shiller CAPE® Enhanced Income Fund

Voted that: That the officers and agents of DoubleLine Opportunistic Credit Fund, DoubleLine Income Solutions Fund, DoubleLine Yield Opportunities Fund, and DoubleLine Shiller CAPE® Enhanced Income Fund (collectively, the “Funds”) be, and they are, authorized and directed to file with the Securities and Exchange Commission the Application for an order under Section 6(c) of the 1940 Act for an exemption from Section 19(b) and Rule 19b-1 thereunder, in substantially the form presented to the Board of Trustees, and that each of the officers and agents of the Funds, acting alone, is authorized, empowered, and directed on behalf of the Funds to cause to be prepared, executed and filed with the Securities and Exchange Commission any and all amendments of and exhibits to the Application, to be in such form as the officers or agents of the Funds shall approve, such approval to be conclusively evidenced by their filing thereof.

Voted that: That each officer and agent of the Funds, acting with advice of counsel, be, and is, authorized and empowered to make such changes as may be necessary by reason of any comment on such materials by the Securities and Exchange Commission or for any other reason deemed appropriate by the officers or agents of the Funds.

Voted that: That each officer and agent of the Funds, acting alone, be, and is, authorized, empowered and directed to take any and all additional acts and to prepare, execute and deliver any and all other agreements, documents, instruments and certificates, as they, or any of them acting alone deems necessary, appropriate or convenient to carry out the intent and purposes of the foregoing resolutions, such determination to be conclusively evidenced by the taking of such actions and the preparation, execution and delivery of such agreements, documents, instruments and certificates.

EXHIBIT B

Verifications of DoubleLine Opportunistic Credit Fund, DoubleLine Income Solutions Fund,

DoubleLine Yield Opportunities Fund, and DoubleLine Shiller CAPE® Enhanced Income Fund, DoubleLine Capital LP, and DoubleLine Alternatives LP

The undersigned states that he has duly executed the attached application dated June 22, 2021 for and on behalf of DoubleLine Opportunistic Credit Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Ronald R. Redell
Name: Ronald R. Redell
Title: President

The undersigned states that he has duly executed the attached application dated June 22, 2021 for and on behalf of DoubleLine Income Solutions Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Ronald R. Redell
Name: Ronald R. Redell
Title: President

The undersigned states that he has duly executed the attached application dated June 22, 2021 for and on behalf of DoubleLine Yield Opportunities Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Ronald R. Redell
Name: Ronald R. Redell
Title: President

The undersigned states that he has duly executed the attached application dated June 22, 2021 for and on behalf of DoubleLine Shiller CAPE® Enhanced Income Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Ronald R. Redell
Name: Ronald R. Redell
Title: President

The undersigned states that he has duly executed the attached application dated June 22, 2021 for and on behalf of DoubleLine Capital LP in his capacity as Authorized Signer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Henry V. Chase
Name: Henry V. Chase
Title: Authorized Signer

The undersigned states that he has duly executed the attached application dated June 22, 2021 for and on behalf of DoubleLine Alternatives LP in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jeffrey J. Sherman
Name: Jeffrey J. Sherman
Title: President

EXHIBIT C

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF:	IN THE MATTER OF:

DOUBLELINE OPPORTUNISTIC CREDIT FUND;

DOUBLELINE INCOME SOLUTIONS FUND;

DOUBLELINE YIELD OPPORTUNITIES FUND;

DOUBLELINE SHILLER CAPE® ENHANCED INCOME FUND; DOUBLELINE CAPITAL LP; AND

DOUBLELINE ALTERNATIVES LP

APPLICATION PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTION 19(B) OF THE ACT AND RULE 19B-1 THEREUNDER

~~VERTICAL CAPITAL INCOME FUND AND~~

~~OAKLINE ADVISORS, LLC~~

Investment Company Act of 1940

File No. 812-

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

~~JoAnn Strasser Partner~~

~~Thompson Hine LLP~~

~~41 S. High St., 17th Floor~~

~~Columbus, OH 43215~~

Jeremy C. Smith

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

WITH A COPY TO:

~~Stanton Eigenbrodt~~

~~Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary~~

~~Oakline Advisors, LLC~~

~~14675 Dallas Parkway, Suite 600~~

Ronald R. Redell

c/o DoubleLine Capital LP

333 South Grand Avenue, Suite 1800

Los Angeles, California 90071

~~Dallas, TX 75254~~

Jeffrey J. Sherman

c/o DoubleLine Alternatives LP

333 South Grand Avenue, Suite 1800

Los Angeles, California 90071

This Application (including Exhibits) consists of ~~17~~62 pages~~.~~

The Exhibit Index is on page ~~18~~14.

I.	INTRODUCTION

~~Vertical Capital Income Fund (the “Fund”) and Oakline Advisors, LLC (“Oakline~~DoubleLine Opportunistic Credit Fund (“DBL”), DoubleLine Income Solutions Fund (“DSL”), DoubleLine Yield Opportunities Fund (“DLY”), DoubleLine Shiller CAPE® Enhanced Income Fund (“DSC”), DoubleLine Capital LP (“DoubleLine Capital”), and DoubleLine Alternatives LP (“DoubleLine Alternatives” and together with ~~the Fund,~~DoubleLine Capital, “DoubleLine” and together with each of the aforementioned (the “Applicants”) hereby submit this application for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), providing ~~the Fund~~DBL, DSL, DLY, DSC, and each other closed-end management investment company registered under the 1940 Act advised or to be advised in the future by ~~Oakline~~DoubleLine, or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with ~~Oakline~~DoubleLine Capital or DoubleLine Alternatives (including any successor in interest1) (each such entity, including ~~Oakline~~DoubleLine Capital and DoubleLine Alternatives, an “Adviser”) that in the future seeks to rely on the Order (such investment companies, together with DBL, DSL, DLY, and DSC, are collectively referred to herein as the “Funds” and each~~,~~ separately as a “~~Future~~ Fund”), an exemption from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder, as more fully set forth below (the “Application”).2~~The Fund and the Future Funds are hereinafter collectively referred to as the “Funds” and separately as a “Fund.”~~

II.	THE APPLICANTS

~~The Fund is, and any Future Fund will be, a closed-end management investment company~~DBL is organized as a Massachusetts business trust, which is registered under the 1940 Act~~. The Fund is a Delaware statutory trust that is~~ as a diversified, closed-end management investment company~~. The Fund~~, and commenced ~~investment~~ operations on ~~December 30, 2011, as an interval fund pursuant to Rule 23c-3 and offered multiple classes of shares pursuant to an exemptive order granted July 31, 2017. However, following shareholder approval the Fund expects to cease interval fund operations, and list its shares for trading~~January 27, 2012. Shares of common stock of DBL are currently listed and traded on the New York Stock Exchange ~~(“NYSE”)~~, a national securities exchange as defined in Section 2(a)(26) of the 1940 Act~~. Prior to trading on the NYSE, the Fund will consolidate its two classes of shares to a single class. The Fund expects to commence trading on the NYSE on or about March 29, 2019. The Fund’s~~, under the symbol “DBL.” As of March 31, 2021, DBL has total net assets of $291,591,508. DBL’s investment objective is to seek ~~income. The Fund pursues its~~high total investment ~~objective by investing substantially all its assets in income-producing first lien whole loans secured by residential real estate. The Fund acquires loans with varying terms and structures, levels of borrower equity and credit profiles. The Fund does not limit the allocation of Fund assets in performing loans along the dimensions of terms and structures, borrower equity, and credit profiles. Up to 10% of the loans may be delinquent or in default at the time of acquisition. The Fund will not purchase loans that currently are in foreclosure; however, loans acquired by the Fund may go into foreclosure subsequent to acquisition by the Fund. In addition, the Fund may invest up to approximately 10% of its assets in loans that are classified as “sub-prime” at the time of purchase by the Fund. As of September 30, 2018, the Fund had total net assets of $137,760,685. The Fund and any Future Fund may incur leverage through the issuance of preferred stock and debt securities, by entering into a credit agreement or otherwise as permitted by applicable law.~~return by providing a high level of current income and the potential for capital

1 For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 ~~For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization~~The only registered closed-end investment companies that currently intend to rely on the Order have been named as Applicants. Any Fund that may rely on the Order in the future will comply with the terms and conditions of the Application.

appreciation. DBL intends to achieve its objective by investing in a portfolio of investments selected for their potential to provide high current income, growth of capital, or both. DBL has not issued any preferred shares.

DSL is organized as a Massachusetts business trust, which is registered under the 1940 Act as a diversified, closed-end management investment company, and commenced operations on April 26, 2013. Shares of common stock of DSL are currently listed and traded on the New York Stock Exchange under the symbol “DSL.” As of March 31, 2021, DSL has total net assets of $1,860,231,504. DSL’s investment objective is to seek high current income; its secondary objective is to seek capital appreciation. It pursues these objectives by investing in a portfolio of investments selected for their potential to provide high current income, growth of capital, or both. DSL has not issued any preferred shares.

DLY is organized as a Massachusetts business trust, which is registered under the 1940 Act as a non-diversified, limited term closed-end management investment company, and commenced operations on February 26, 2020. Shares of common stock of DLY are currently listed and traded on the New York Stock Exchange under the symbol “DLY.” As of March 31, 2021, DLY has total net assets of $975,205,534. DLY’s investment objective is to seek a high level of total return, with an emphasis on current income. DLY intends to achieve its objective by investing in a portfolio of investments selected for its potential to provide a high level of total return, with an emphasis on current income. DLY has not issued any preferred shares.

DSC is organized as a Massachusetts business trust, which is registered under the 1940 Act as a non-diversified, limited term closed-end management investment company, and has no operating history. DSC anticipates that its common shares will be listed on the New York Stock Exchange, subject to notice of issuance. DSC’s investment objective is to seek total return and income through a combination of current income, current gains and long-term capital appreciation. DSC will typically seek to achieve its investment objective by using a variety of strategies, including investing a portion of its assets in derivatives, or a combination of derivatives and direct investments, to provide a return (before fees and expenses) that approximates the return of the Shiller Barclays CAPE® US Sector TR USD Index; by actively allocating direct investments in debt instruments across the global fixed income universe; and by generating current gains from option premiums earned by writing (selling) call options on the S&P 500® Index DSC has not issued any preferred shares.

DoubleLine Capital, with offices at 333 South Grand Avenue, Suite 1800, Los Angeles, California 90071, serves as the investment adviser to each of the Funds other than DSC and as investment sub-adviser to DSC. DoubleLine Alternatives, also with offices at 333 South Grand Avenue, Suite 1800, Los Angeles, California 90071, serves as the investment adviser to DSC. Each of DoubleLine Capital and DoubleLine Alternatives is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Subject to the oversight of the Board of Trustees, DoubleLine is responsible for managing, either directly or through others selected by it, the investment activities of the Funds and the Funds’ business affairs. Jeffrey E. Gundlach serves as the Chief Executive Officer and Chief Investment Officer of DoubleLine Capital. Jeffrey Sherman serves as the President of DoubleLine Alternatives. As of December 31, 2020, DoubleLine Capital had approximately $135 billion of assets under management and DoubleLine Alternatives had approximately $613 million of assets under management.

~~Oakline, a limited liability company organized under the laws of the State of Delaware and an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as investment adviser to the Fund. The Fund and Oakline entered~~DBL, DSL, and DLY have each, and DSC will enter into an investment ~~advisory~~management agreement pursuant to which ~~Oakline provides day-to-day investment management services to the Fund, including selecting the Fund’s investments according to the Fund’s~~DoubleLine, in accordance with the Fund’s stated investment objective, policies and limitations, and ~~restrictions,~~ subject to the ~~general~~ supervision of the Fund’s ~~board of trustees. Any Adviser to a Future Fund also will be registered under the Advisers Act~~Board of Trustees, provides investment management services for the Fund’s portfolio and supervises and oversees the investment and reinvestment of the Fund’s assets. The portfolio of a ~~Future~~ Fund may be managed by one or more investment sub-advisers (each, a “Future Sub-Adviser”). A Future Sub-Adviser may be an affiliate of ~~Oakline~~DoubleLine. Any Future Sub-Adviser will be registered under the Advisers Act.

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 19(b) of the 1940 Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the “Code”), more often than once every twelve months. Rule 19b-1 under the 1940 Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code may make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (provided that it does not exceed 10% of the total amount distributed for the taxable year).

Applicants believe that Rule 19b-1 should be interpreted to permit a Fund to pay an unlimited number of distributions on its common and preferred stock (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from that designation over more than the permissible number of distributions. However, to obtain certainty for a Fund’s proposed distribution policies (each, a “Distribution Policy”), in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the 1940 Act granting an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder. The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its shares of beneficial interest (~~hereinafter~~ “common stock”) and as often as specified by, or determined in accordance with the terms of, any preferred stock issued by the Fund.

IV.	REPRESENTATIONS OF APPLICANTS

Prior to a Fund’s implementing a Distribution Policy in reliance on the Order, the board of directors or trustees (the “Board”) of each Fund seeking to rely on the Order, including a majority of the directors or trustees who are not interested persons of the Fund, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), will request, and the Adviser will provide, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy. In particular, the Board and the Independent Board Members will review information regarding (i) the purpose and terms of the proposed Distribution Policy; (ii) the likely effects of the proposed Distribution Policy on the Fund’s long-term total return (in relation to market price and net asset value per share of common stock (“NAV”)); (iii) the expected relationship between the Fund’s distribution rate on its shares of common stock under the proposed Distribution Policy and the Fund’s total return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund’s expected total return in relation to its NAV; and (v) any foreseeable material effects of the proposed Distribution Policy on the Fund’s long-term total return (in relation to market price and NAV).

The Independent Board Members will also consider what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of the proposed Distribution Policy.

Following this review, the Board, including the Independent Board Members, of each Fund will, before adopting or implementing any proposed Distribution Policy, make a determination that the proposed Distribution Policy is consistent with the Fund’s investment objective(s) and in the best interests of the holders of the Fund’s common stock. The Distribution Policy will be consistent with the Fund’s policies and procedures and will be described in the Fund’s registration statement.

In addition, prior to implementation of a Distribution Policy for any Fund pursuant to the Order requested by this Application, the Board of the Fund shall have adopted policies and procedures (the “Section 19 Compliance Policies”) pursuant to Rule 38a-1 under the 1940 Act that:

1.    are reasonably designed to ensure that all notices required to be sent to the Fund’s stockholders pursuant to Section 19(a) of the 1940 Act, Rule 19a-1 thereunder and by condition 4 below (each, a “19(a) Notice”) include the disclosure required by Rule 19a- 1 and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and

~~1~~2.    require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

~~2.~~    The records of the actions of the Board of each Fund will summarize the basis for the Board’s approval of the Distribution Policy, including its consideration of the factors described above. These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

Generally, the purpose of a Distribution Policy would be to permit a Fund to distribute periodically, over the course of each year, an amount closely approximating the total taxable income of the Fund during the year through distributions in relatively equal amounts (plus any required special distributions) that are composed of payments received from portfolio companies, supplemental amounts generally representing realized capital gains or, possibly, returns of capital that may represent unrealized capital gains. The Fund seeks to establish a distribution rate that approximates the Fund’s projected total return that can reasonably be expected to be generated by the Fund over an extended period of time, although the distribution rate will not be solely dependent on the amount of income earned or capital gains realized by the Fund for the year. Under the Distribution Policy of a Fund, the Fund would distribute periodically (as frequently as twelve times in any taxable year) to its respective common stockholders a fixed percentage of the market price of the Fund’s shares of common stock at a particular point in time or a fixed percentage of NAV at a particular time or a fixed amount per share of common stock, any of which may be adjusted from time to time. It is anticipated that under a Distribution Policy, the minimum annual distribution rate with respect to the Fund’s shares of common stock would be independent of the Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund’s performance for an entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the Fund’s common stock would be at the stated rate then in effect. The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate a Distribution Policy at any time.

V.	JUSTIFICATION FOR REQUESTED RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction from any provision of the 1940 Act or of any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the 1940 Act and in the best interests of the Funds and their respective stockholders.

A.	Receipt of the Order would serve stockholders interests

Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy. Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.

An exemption from Rule 19b-1 would benefit stockholders in another way. Shares of common stock of closed-end funds often trade in the marketplace at a discount to their NAV. Applicants believe that this discount may be reduced if a Fund is permitted to pay relatively frequent dividends on its common stock at a consistent rate, whether or not those dividends contain an element of long-term capital gains. Any reduction in the discount at which Fund shares of common stock trade in the market would benefit the holders of the Fund’s common stock along with the Fund.

B.	The Fund’s stockholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that stockholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.3 However, Rule 19a-1

3 See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong. 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

under the 1940 Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information will be included in each Fund’s annual report to stockholders and on its Internal Revenue Service (“IRS”) Form 1099-DIV, which will be sent to each common and preferred stockholder who received distributions during a particular year (including stockholders who have sold shares during the year).

In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part VI below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the 1940 Act to ensure that all required notices and disclosures are sent to stockholders.

The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies and the conditions listed below will help to ensure that each Fund’s stockholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, subjecting the Funds to Section 19(b) and Rule 19b-1 would afford stockholders no extra protection. In addition, the Funds will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.

C.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to stockholders

Rule 19b-1, when applied to a Distribution Policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no benefit in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s stockholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D.	Other concerns leading to adoption of Rule 19b-1 are not applicable

Another concern that led to the enactment of Section 19(b) of the 1940 Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, that do not continuously distribute shares.4 Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-

4 DBL and DSL have effective registration statements and their common shares may be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 subject to Condition 6 of Section VI below.

end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan may help minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred stock for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss realized by a stockholder upon sale of shares of a regulated investment company that were held for six months or less will be treated as a long-term capital loss, to the extent of any long-term capital gains paid on such shares, to avoid the selling of dividends.

E.	Further limitations of Rule 19b-1

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b) (3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund’s realized net long- term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital~~4~~5 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available. To distribute all of a Fund’s long-term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to a Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-81~~5~~6 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund. Such distributions generally are either fixed or are determined in periodic auctions or remarketings or are periodically reset by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains. The Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred stock for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

F.	General

~~4~~5 These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

~~5 989~~6 1989-1 C.B. 226.

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common stock as frequently as twelve times in any one taxable year and in respect of their preferred stock as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions. Implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are not relevant to distributions on preferred stock. Not only are such distributions fixed or determined by the market rather than by reference to the performance of the issuer but also the long-term capital gain component is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common stock and consequently the long-term gain component cannot even be known until the end of the fund’s fiscal year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of a Fund’s Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of stockholders.

VI.	APPLICANTS’ CONDITIONS

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to each of the following conditions:

1.   Compliance Review and Reporting

The Fund’s chief compliance officer will: (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the 1940 Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2.   Disclosures to Fund Stockholders

(a)	Each 19(a) Notice disseminated to the holders of the Fund’s common stock, in addition to the information required by Section 19(a) and Rule 19a-1:

(i)	will provide, in a tabular or graphical format:

(1)    the amount of the distribution, on a per share of common stock basis, together with the amounts of such distribution amount, on a per share of common stock basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2)    the fiscal year-to-date cumulative amount of distributions, on a per share of common stock basis, together with the amounts of such cumulative amount, on a per share of common stock basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3)    the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4)    the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii)	will include the following disclosure:

(1)    “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Distribution Policy.”;

(2)    “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;~~6~~7 and

(3)    “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

(b)	On the inside front cover of each report to stockholders under Rule 30e-1 under the 1940 Act, the Fund will:

(i)	describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii)	include the disclosure required by condition 2(a)(ii)(1) above;

(iii)	state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund stockholders; and

~~6~~7 The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(iv)	describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

(c)

Each report provided to stockholders of a Fund under Rule 30e-1 under the 1940 Act and each prospectus filed with the Commission on Form N-2 under the 1940 Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3.   Disclosure to Stockholders, Prospective Stockholders and Third Parties

(a)

The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund stockholder, prospective stockholder or third-party information provider;

(b)

The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c)

The Fund will post prominently a statement on its (or the Adviser’s) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and maintain such information on such website for at least 24 months.

4.   Delivery of 19(a) Notices to Beneficial Owners

If a broker, dealer, bank or other person (“financial intermediary”) holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:

(a)	will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s stock held through such financial intermediary;

(b)

will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s stock; and

(c)

upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5.   Additional Board Determinations for Funds Whose Common Stock Trades at a Premium

If:

(a)

The Fund’s common stock has traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s shares of common stock as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b)

The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i)	At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of its Independent Board Members:

(1)

will request and evaluate, and the Fund’s Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2)

will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its stockholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A)	whether the Distribution Policy is accomplishing its purpose(s);

(B)	the reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common stock; and

(C)

the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3)	based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii)

The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6.   Public Offerings

The Fund will not make a public offering of the Fund’s common stock other than:

(a)	a rights offering below NAV to holders of the Fund’s common stock;
(b)	an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c)	an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i)

the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,~~[7]~~[8] expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date;~~[8]~~[9] and

(ii)

the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its shares of common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding shares of preferred stock as the Fund may issue.

7.   Amendments to Rule 19b-1

The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

VII.	APPLICABLE PRECEDENT

The Commission has recently granted substantially the same relief as that sought herein in Vertical Capital Income Fund and Oakline Advisors, LLC, Investment Company Act Release Nos. 33505 (June 12, 2019) (notice) and 33548 (July 9, 2019) (order); Putnam Managed Municipal Income Trust, et al., Investment Company Act Release Nos. 33449 (April 17, 2019) (notice) and 33474 (May 14, 2019) (order); Macquarie Global Infrastructure Total Return Fund Inc., et al., Investment Company Act Release Nos. 33389 (March 5, 2019) (notice) and 33436 (April 2, 2019) (order); Special Opportunities Fund, Inc. and Bulldog Investors, LLC, Investment Company Act Release Nos. 33367 (February 4, 2019) and 33386 (March 4, 2019); Vivaldi Opportunities Fund and Vivaldi Asset Management, LLC, Investment Company Act Release Nos. 33147 (July 3, 2018)(notice) and 33185 (July 31, 2018) (order); The Swiss Helvetia Fund, Inc., et al., Investment Company Act Release Nos. 33075 (April 23, 2018)(notice) and 33099 (May 21, 2018)(order); The Mexico Equity& Income Fund, Inc. and Pichardo Asset Management, S.A. de C.V., Investment Company Act Release Nos. 32640 (May 18, 2017)(notice) and 32676 (June 13, 2017)(order); RiverNorth DoubleLine Strategic Opportunity Fund, Inc. and RiverNorth Capital Management LLC, Investment Company Act Release Nos. 32635 (May 12, 2017)(notice) and 32673 (June 7, 2017)(order); Brookfield Global Listed Infrastructure Income Fund Inc., et al., Investment Company Act Release Nos. 31802 (September 1, 2015)(notice) and 31855 (September 30, 2015)(order); and Ares Dynamic Credit Allocation Fund, Inc., et al., Investment Company Act Release Nos. 31665 (June 9, 2015)(notice) and 31708 (July 7, 2015)(order).

~~VII~~VIII.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Board of ~~Directors of the Fund~~Trustees of DBL, DSL, DLY, and

~~7~~ 8 If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

~~8~~9 If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

DSC, authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act, are included as Exhibit A to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, ~~the~~ Applicants state that their ~~respective addresses are 80 Arkay Drive, Suite 110, Hauppauge, NY 11788 (for the Fund) and 14675 Dallas Parkway, Suite 600, Dallas, TX 75254 (for the Adviser)~~address is 333 South Grand Avenue, Suite 1800, Los Angeles, California 90071 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the ~~first~~cover page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

~~VIII~~IX.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act exempting the Funds from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common stock consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common stock as described in this Application. In addition, Applicants request that the Order permit each Fund to make distributions on its preferred stock (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

~~Vertical Capital Income~~DoubleLine Opportunistic Credit Fund

Dated: ~~February 5, 2019~~	June 22, 2021	By: /s/
Stanton Eigenbrodt
Name: ~~Stanton Eigenbrodt~~Ronald R. Redell
Title: ~~Secretary~~President

~~Dated: February 5, 2019~~	~~Oakline Advisors, LLC~~
~~By: /s/ Stanton Eigenbrodt~~
~~Name: Stanton Eigenbrodt~~
~~Title: Executive Vice President~~

Dated: June 22, 2021

Dated: June 22, 2021

Dated: June 22, 2021

Dated: June 22, 2021

Dated: June 22, 2021

DoubleLine Income Solutions Fund

By: /s/
Name: Ronald R. Redell
Title: President

DoubleLine Yield Opportunities Fund

By: /s/
Name: Ronald R. Redell
Title: President

DoubleLine Shiller CAPE® Enhanced Income Fund

By: /s/
Name: Ronald R. Redell
Title: President

DoubleLine Capital LP

By: /s/
Name: Henry V. Chase
Title: Authorized Signer

DoubleLine Alternatives LP

By: /s/
Name: Jeffrey J. Sherman
Title: President

EXHIBITS TO APPLICATION

~~EXHIBITS TO APPLICATION~~

The following materials are made a part of the Application and are attached hereto:

~~DESIGNATION~~	~~DOCUMENT~~

~~Exhibit A~~	~~Resolutions of the Board of Trustees of Vertical Capital Income Fund~~

DESIGNATION	DOCUMENT
Exhibit A	Resolutions of the Board of Trustees of DoubleLine Opportunistic Credit Fund, DoubleLine Income Solutions Fund, DoubleLine Yield Opportunities Fund, and DoubleLine Shiller CAPE® Enhanced Income Fund
Exhibit B	Verifications
Exhibit C

Marked copy of the Applicants’ application showing changes from the application of Vertical Capital Income Fund and Oakline Advisors, LLC (File No. 812-15000), an application identified by the Applicants as substantially identical under Rule 0-5(e)(3).

Exhibit D

Marked copy of the Applicants’ application showing changes from Putnam Managed Municipal Income Trust, et al (File No. 812-14970), an application identified by the Applicants as substantially identical under Rule 0-5(e)(3).

~~Exhibit B~~	~~Verifications~~

EXHIBIT A

~~EXHIBIT A~~

~~Resolutions~~Votes of the Board of Trustees of ~~Vertical Capital~~DoubleLine Opportunistic Credit Fund,

DoubleLine Income Solutions Fund, DoubleLine Yield Opportunities Fund, and DoubleLine Shiller CAPE®

Enhanced Income Fund

~~Resolved,~~Voted that: That the officers and agents of ~~Vertical Capital~~DoubleLine Opportunistic Credit Fund, DoubleLine Income Solutions Fund, DoubleLine Yield Opportunities Fund, and DoubleLine Shiller CAPE® Enhanced Income Fund (collectively, the “~~Fund~~Funds”) be, and ~~hereby~~they are, authorized and directed to file with the Securities and Exchange Commission the Application for an order under Section 6(c) of the 1940 Act for an exemption from Section 19(b) and Rule 19b-1 thereunder, in substantially the form presented to the Board of Trustees, and that each of the officers and agents of the ~~Fund~~Funds, acting alone, ~~hereby~~ is authorized, empowered, and directed on behalf of the ~~Fund,~~Funds to cause to be prepared, executed and filed with the Securities and Exchange Commission any and all amendments of and exhibits to ~~said~~the Application, to be in such form as the officers or agents of the ~~Fund~~Funds shall approve, such approval to be conclusively evidenced by their filing thereof~~; and it was further~~.

~~Resolved,~~Voted that: That each officer and agent of the ~~Fund~~Funds, acting with advice of counsel, be, and ~~hereby~~ is, authorized and empowered to make such changes as may be necessary by reason of any comment on such materials by the Securities and Exchange Commission or for any other reason deemed appropriate by the officers or agents of the ~~Fund; and it was further~~Funds.

~~Resolved,~~Voted that: That each officer and agent of the ~~Fund~~Funds, acting alone, be, and ~~hereby~~ is, authorized, empowered and directed to take any and all additional acts and to prepare, execute and deliver any and all other agreements, documents, instruments and certificates, as they, or any of them acting alone deems necessary, appropriate or convenient to carry out the intent and purposes of the foregoing resolutions, such determination to be conclusively evidenced by the taking of such actions and the preparation, execution and delivery of such agreements, documents, instruments and certificates.

EXHIBIT B

Verifications of DoubleLine Opportunistic Credit Fund, DoubleLine Income Solutions Fund, DoubleLine Yield Opportunities Fund, and DoubleLine Shiller CAPE® Enhanced Income Fund, DoubleLine Capital LP and DoubleLine Alternatives LP

The undersigned states that he has duly executed the attached application dated June 22, 2021 for and on behalf of DoubleLine Opportunistic Credit Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~EXHIBIT B~~

By:     /s/

Name: Ronald R. Redell

Title: President

~~Verifications of Vertical Capital Income Fund and Oakline Advisors, LLC~~

The undersigned states that he has duly executed the attached application dated ~~February 5, 2019~~June 22, 2021 for and on behalf of ~~Vertical Capital~~DoubleLine Income Solutions Fund in his capacity as ~~Secretary~~President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:     /s/

Name: Ronald R. Redell

Title: President

The undersigned states that he has duly executed the attached application dated June 22, 2021 for and on behalf of DoubleLine Yield Opportunities Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:     /s/

Name: Ronald R. Redell

Title: President

The undersigned states that he has duly executed the attached application dated June 22, 2021 for and on behalf of DoubleLine Shiller CAPE® Enhanced Income Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:     /s/ ~~Stanton Eigenbrodt~~

Name: ~~Stanton Eigenbrodt~~Ronald R. Redell

Title: ~~Secretary~~President

The undersigned states that he has duly executed the attached application dated June 22, 2021 for and on behalf of DoubleLine Capital LP in his capacity as Authorized Signer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:     /s/

Name: Henry V. Chase

Title: Authorized Signer

The undersigned states that he has duly executed the attached application dated ~~February 5, 2019~~June 22, 2021 for and on behalf of ~~Oakline Advisors, LLC~~DoubleLine Alternatives LP in his capacity as ~~an Executive Vice~~ President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:     /s/ ~~Stanton Eigenbrodt~~

Name: ~~Stanton Eigenbrodt~~Jeffrey J. Sherman

Title: ~~Secretary~~President

EXHIBIT D

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF:

DOUBLELINE OPPORTUNISTIC CREDIT FUND;

DOUBLELINE INCOME SOLUTIONS FUND;

DOUBLELINE YIELD OPPORTUNITIES FUND;

DOUBLELINE SHILLER CAPE® ENHANCED INCOME FUND; DOUBLELINE CAPITAL LP; AND DOUBLELINE ALTERNATIVES LP

APPLICATION PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTION 19(B) OF THE ACT AND RULE 19B-1 THEREUNDER

~~AMENDMENT NO. 1 TO AN~~

~~IN THE MATTER OF:~~

~~PUTNAM MANAGED MUNICIPAL INCOME TRUST~~

~~PUTNAM MASTER INTERMEDIATE INCOME TRUST~~

~~PUTNAM MUNICIPAL OPPORTUNITIES TRUST~~

~~PUTNAM PREMIER INCOME TRUST~~

~~PUTNAM INVESTMENT MANAGEMENT, LLC~~

~~and~~

~~PUTNAM INVESTMENTS LIMITED~~

Investment Company Act of 1940

File No. 812-~~14970~~

~~100653067_2~~

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

~~Bryan Chegwidden, Esq.~~

Jeremy C. Smith

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

WITH A COPY TO:

Ronald R. Redell

c/o DoubleLine Capital LP

333 South Grand Avenue, Suite 1800

Los Angeles, California 90071

~~Robert T. Burns, Vice President~~

~~Putnam Investment Management, LLC~~

~~100 Federal Street~~

~~Boston, Massachusetts 02110~~

Jeffrey J. Sherman

c/o DoubleLine Alternatives LP

333 South Grand Avenue, Suite 1800

Los Angeles, California 90071

This Application (including Exhibits) consists of ~~17~~62 pages

The Exhibit Index is on page 14.

~~100653067_2~~

I.	~~I.~~ INTRODUCTION

~~Putnam Managed Municipal Income Trust (“PMM”), Putnam Master Intermediate Income Trust (“PIM”), Putnam Municipal~~DoubleLine Opportunistic Credit Fund (“DBL”), DoubleLine Income Solutions Fund (“DSL”), DoubleLine Yield Opportunities ~~Trust~~Fund (“~~PMO~~DLY”), ~~Putnam Premier~~DoubleLine Shiller CAPE® Enhanced Income ~~Trust~~Fund (“~~PPT~~DSC”),  ~~Putnam Investment Management, LLC (“Putnam Management”) and Putnam Investments Limited (“Putnam Investments~~DoubleLine Capital LP (“DoubleLine Capital”), and DoubleLine Alternatives LP (“DoubleLine Alternatives” and together with ~~PMM, PIM, PMO, PPT and Putnam Management,~~DoubleLine Capital, “DoubleLine” and together with each of the aforementioned (the “Applicants”) hereby submit this ~~amended~~ application for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), providing ~~PMM~~DBL, ~~PIM~~DSL, ~~PMO~~DLY, ~~PPT~~DSC, and each other closed-end management investment company registered under the 1940 Act advised or to be advised in the future by ~~Putnam Management, Putnam Investments~~DoubleLine, or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with ~~Putnam Management or Putnam Investments~~DoubleLine Capital or DoubleLine Alternatives (including any successor in interest~~1~~1) (each such entity, including ~~Putnam Management and Putnam Investments~~DoubleLine Capital and DoubleLine Alternatives, an “Adviser”) that in the future seeks to rely on the Order (such investment companies, together with ~~PMM~~DBL, ~~PIM~~DSL, ~~PMO~~DLY, and ~~PPT~~DSC, are collectively referred to herein as the “Funds” and each separately as a “Fund”), an exemption from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder, as more fully set forth below (the “Application”).~~2~~ 2

II.	~~II.~~ THE APPLICANTS

~~PMM~~DBL is organized as a Massachusetts business trust, which is registered under the 1940 Act as a diversified, closed- end management investment company, and commenced operations on ~~February 24, 1989~~January 27, 2012. Shares of common stock of ~~PMM~~DBL are currently listed and traded on the New York Stock Exchange, a national securities exchange as defined in Section 2(a)(26) of the 1940 Act, under the symbol “~~PMM~~DBL.” As of ~~September 30~~March 31, ~~2018~~2021, ~~PMM~~DBL has total net assets of $~~493,479,293.66. PMM’s~~291,591,508. DBL’s investment objective is to seek high total investment return by providing a high level of current income ~~exempt from federal income tax. PMM~~and the potential for capital appreciation. DBL intends to achieve its objective by investing in a ~~diversified~~ portfolio of ~~tax-exempt municipal securities, which Putnam Management believes does not involve undue risk to income or principal.~~investments selected for their potential to provide high current income, growth of capital, or both. DBL has not issued any preferred shares.

~~PIM~~DSL is organized as a Massachusetts business trust, which is registered under the 1940 Act as a diversified, closed- end management investment company, and commenced operations on April ~~29~~26, ~~1988~~2013. Shares of common stock of ~~PIM~~DSL are currently listed and traded on the New York Stock Exchange under the symbol “~~PIM~~DSL.” As of ~~September~~

1 For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 The only registered closed-end investment companies that currently intend to rely on the Order have been named as Applicants. Any Fund that may rely on the Order in the future will comply with the terms and conditions of the Application.

~~30~~March 31, ~~2018~~2021, ~~PIM~~DSL has total net assets of $~~262,558,568.00. PIM’s~~1,860,231,504. DSL’s investment objective is to seek ~~with equal emphasis~~ high current income ~~and relative stability of net asset value by allocating its investments among fixed income securities in the U.S. investment grade sector, high-yield sector, and international sector.~~; its secondary objective is to seek capital appreciation. It pursues these objectives by investing in a portfolio of investments selected for their potential to provide high current income, growth of capital, or both. DSL has not issued any preferred shares.

~~PMO~~DLY is organized as a Massachusetts business trust, which is registered under the 1940 Act as a non-diversified, limited term closed-end management investment company, and commenced operations on ~~May 28, 1993. PMO is currently operating as a diversified fund but, to the extent permitted by applicable law, may operate as a non- diversified fund in the future~~February 26, 2020. Shares of common stock of ~~PMO~~DLY are currently listed and traded on the New York Stock Exchange under the symbol “~~PMO~~DLY.” As of ~~September 30~~March 31, ~~2018~~2021, ~~PMO~~DLY has total net assets of $~~603,769,088.74. PMO’s~~975,205,534. DLY’s investment objective is to seek ~~as~~a high ~~a~~ level of total return, with an emphasis on current income ~~exempt from federal income tax as Putnam Management believes is consistent with the preservation of capital. PMO~~. DLY intends to achieve its objective by investing in a portfolio of ~~investment-grade and some below investment-grade municipal bonds selected by Putnam Management.~~investments selected for its potential to provide a high level of total return, with an emphasis on current income. DLY has not issued any preferred shares.

~~PPT~~DSC is organized as a Massachusetts business trust, which is registered under the 1940 Act as a non-diversified, limited term closed-end management investment company, and ~~commenced operations on February 29, 1988. PPT is currently operating as a diversified fund but, to the extent permitted by applicable law, may operate as a non- diversified fund in the future. Shares of common stock of PPT are currently~~has no operating history. DSC anticipates that its common shares will be listed ~~and traded~~ on the New York Stock Exchange ~~under the symbol “PPT.” As of September 30, 2018, PPT has total net assets of $588,360,382.95. PPT’s~~, subject to notice of issuance. DSC’s investment objective is to seek ~~high current income consistent with the preservation of capital by allocating its investments among the U.S. government sector, high yield sector and international sector of the fixed-income securities markets.~~total return and income through a combination of current income, current gains and long-term capital appreciation. DSC will typically seek to achieve its investment objective by using a variety of strategies, including investing a portion of its assets in derivatives, or a combination of derivatives and direct investments, to provide a return (before fees and expenses) that approximates the return of the Shiller Barclays CAPE® US Sector TR USD Index; by actively allocating direct investments in debt instruments across the global fixed income universe; and by generating current gains from option premiums earned by writing (selling) call options on the S&P 500® Index DSC has not issued any preferred shares.

DoubleLine Capital, with offices at 333 South Grand Avenue, Suite 1800, Los Angeles, California 90071, serves as the investment adviser to each of the Funds other than DSC and as investment sub-adviser to DSC. DoubleLine Alternatives, also with offices at 333 South Grand Avenue, Suite 1800, Los Angeles, California 90071, serves as the investment adviser to DSC. Each of DoubleLine Capital and DoubleLine Alternatives is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Subject to the oversight of the Board of Trustees, DoubleLine is responsible for managing, either directly or through others selected by it, the investment activities of the Funds and the Funds’ business affairs. Jeffrey E. Gundlach serves as the Chief Executive Officer and Chief Investment Officer of DoubleLine Capital. Jeffrey Sherman serves as the President of DoubleLine Alternatives. As of December 31, 2020, DoubleLine Capital had approximately $135 billion of assets under management and DoubleLine Alternatives had approximately $613 million of assets under management.

~~1 For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.~~

~~2 The only registered closed-end investment companies that currently intend to rely on the Order have been named as Applicants. Any Fund that may rely on the Order in the future will comply with the terms and conditions of the Application.~~

~~Putnam Management is a limited liability company organized under the laws of the state of Massachusetts. Putnam Investments is a private limited company organized under the laws of the United Kingdom. Both Putnam Management and Putnam Investments are registered with the Commission as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serve as investment adviser and investment sub-adviser, respectively, to PMM, PIM, PMO and PPT. Putnam Management is an indirect wholly- owned subsidiary of Putnam Investments, LLC. Putnam Investments is directly owned by Putnam Advisory Holdings II, LLC, which is a registered investment adviser, and is owned indirectly by Putnam Investments, LLC. Great-West Lifeco Inc., a financial services holding company with interests in life insurance, health insurance, retirement and investment services, asset management and reinsurance businesses, indirectly owns a majority interest in, and all of the voting shares of, Putnam Investments, LLC through a series of subsidiaries.~~

~~PMM~~DBL, ~~PIM~~DSL, ~~PMO~~ and ~~PPT~~DLY have each ~~entered~~, and DSC will enter into an investment management agreement pursuant to which ~~Putnam Management~~DoubleLine, in accordance with the Fund’s stated investment objective, policies and limitations, and subject to the supervision of the Fund’s Board of Trustees, provides investment management services for the Fund’s portfolio and supervises and oversees the investment and reinvestment of the Fund’s assets. ~~Putnam Management and Putnam Investments have entered into a sub-advisory agreement pursuant to which Putnam Investments, subject to the supervision and oversight of Putnam Management and each Fund’s officers and Board of Directors and in compliance with each Fund’s stated investment objective, policies and limitations, may provide day-to-day management of a portion of each Fund’s assets. Any Adviser to a Fund will be registered under the Advisers Act.~~ The portfolio of a Fund may be managed by one or more investment sub-advisers (each, a “Future Sub-Adviser”). A Future Sub-Adviser may be an affiliate of ~~Putnam Management or Putnam Investments~~DoubleLine. Any Future Sub-Adviser will be registered under the Advisers Act.

III.	~~III.~~ REQUEST FOR EXEMPTIVE RELIEF

Section 19(b) of the 1940 Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the “Code”), more often than once every twelve months. Rule 19b-1 under the 1940 Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code may make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (provided that it does not exceed 10% of the total amount distributed for the taxable year).

Applicants believe that Rule 19b-1 should be interpreted to permit a Fund to pay an unlimited number of distributions on its common and preferred stock (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from that designation over more than the permissible number of distributions. However, to obtain certainty for a Fund’s proposed distribution policies (each, a “Distribution Policy”), in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the 1940 Act granting an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder. The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its shares of beneficial interest (“common stock”) and as often as specified by, or determined in accordance with the terms of, any preferred stock issued by the Fund.

IV.	~~IV.~~ REPRESENTATIONS OF APPLICANTS

Prior to a Fund’s implementing a Distribution Policy in reliance on the Order, the board of directors or trustees (the “Board”) of each Fund seeking to rely on the Order, including a majority of the directors or trustees who are not interested persons of the Fund, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), will request, and the Adviser will provide, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy. In particular, the Board and the Independent Board Members will review information regarding (i) the purpose and terms of the proposed

Distribution Policy; (ii) the likely effects of the proposed Distribution Policy on the Fund’s long-term total return (in relation to market price and net asset value per share of common stock (“NAV”)); (iii) the expected relationship between the Fund’s distribution rate on its shares of common stock under the proposed Distribution Policy and the Fund’s total return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund’s expected total return in relation to its NAV; and (v) any foreseeable material effects of the proposed Distribution Policy on the Fund’s long-term total return (in relation to market price and NAV).

The Independent Board Members will also consider what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of the proposed Distribution Policy.

Following this review, the Board, including the Independent Board Members, of each Fund will, before adopting or implementing any proposed Distribution Policy, make a determination that the proposed Distribution Policy is consistent with the Fund’s investment objective(s) and in the best interests of the holders of the Fund’s common stock. The Distribution Policy will be consistent with the Fund’s policies and procedures and will be described in the Fund’s registration statement.

In addition, prior to implementation of a Distribution Policy for any Fund pursuant to the Order requested by this Application, the Board of the Fund shall have adopted policies and procedures (the “Section 19 Compliance Policies”) pursuant to Rule 38a-1 under the 1940 Act that:

1.     ~~1.~~     are reasonably designed to ensure that all notices required to be sent to the Fund’s stockholders pursuant to Section 19(a) of the 1940 Act, Rule 19a-1 thereunder and by condition 4 below (each, a “19(a) Notice”) include the disclosure required by Rule 19a- 1 and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and

2.     ~~2.~~     require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of each Fund will summarize the basis for the Board’s approval of the Distribution Policy, including its consideration of the factors described above. These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

Generally, the purpose of a Distribution Policy would be to permit a Fund to distribute periodically, over the course of each year, an amount closely approximating the total taxable income of the Fund during the year through distributions in relatively equal amounts (plus any required special distributions) that are composed of payments received from portfolio companies, supplemental amounts generally representing realized capital gains or, possibly, returns of capital that may represent unrealized capital gains. The Fund seeks to establish a distribution rate that approximates the Fund’s projected total return that can reasonably be expected to be generated by the Fund over an extended period of time, although the distribution rate will not be solely dependent on the amount of income earned or capital gains realized by the Fund for the year. Under the Distribution Policy of a Fund, the Fund would distribute periodically (as frequently as twelve times in any taxable year) to its respective common stockholders a fixed percentage of the market price of the Fund’s shares of common stock at a particular point in time or a fixed percentage of NAV at a particular time or a fixed amount per share of common stock, any of which may be adjusted from time to time. It is anticipated that under a Distribution Policy, the minimum annual distribution rate with respect to the Fund’s shares of common stock would be independent of the Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund’s performance for an entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the Fund’s common stock would be at the stated rate then in effect. The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate a Distribution Policy at any time.

V.	~~V.~~ JUSTIFICATION FOR REQUESTED RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction from any provision of the 1940 Act or of any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the 1940 Act and in the best interests of the Funds and their respective stockholders.

A.	~~A.~~ Receipt of the Order would serve stockholders interests

Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy. Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.

An exemption from Rule 19b-1 would benefit stockholders in another way. Shares of common stock of closed-end funds often trade in the marketplace at a discount to their NAV. Applicants believe that this discount may be reduced if a Fund is permitted to pay relatively frequent dividends on its common stock at a consistent rate, whether or not those dividends contain an element of long-term capital gains. Any reduction in the discount at which Fund shares of common stock trade in the market would benefit the holders of the Fund’s common stock along with the Fund.

~~B.~~	The Fund’s stockholders would receive information sufficient to clearly inform them of the nature of the

B.	distributions they are receiving

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that stockholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.~~3~~ 3 However, Rule 19a-1 under the 1940 Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information will be included in each Fund’s annual report to stockholders and on its Internal Revenue Service (“IRS”) Form 1099-DIV, which will be sent to each common and preferred stockholder who received distributions during a particular year (including stockholders who have sold shares during the year).

In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part VI below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the 1940 Act to ensure that all required notices and disclosures are sent to stockholders.

The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies and the conditions listed below will help to ensure that each Fund’s stockholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, subjecting the Funds to Section 19(b) and Rule 19b-1 would afford stockholders no extra protection. In addition, the Funds will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.

~~C.~~	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions,

C.	with no offsetting benefit to stockholders

3 See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong. 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

~~3 See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong. 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).~~

Rule 19b-1, when applied to a Distribution Policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no benefit in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s stockholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D.	~~D.~~ Other concerns leading to adoption of Rule 19b-1 are not applicable

Another concern that led to the enactment of Section 19(b) of the 1940 Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, that do not continuously distribute shares.4 Furthermore, if the underlying concern extends to secondary market purchases of shares of closed- end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan may help minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

4 DBL and DSL have effective registration statements and their common shares may be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 subject to Condition 6 of Section VI below.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred stock for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss realized by a stockholder upon sale of shares of a regulated investment company that were held for six months or less will be treated as a long-term capital loss, to the extent of any long-term capital gains paid on such shares, to avoid the selling of dividends.

E.	~~E.~~ Further limitations of Rule 19b-1

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b) (3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund’s realized net long- term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital~~4~~5 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available. To distribute all of a Fund’s long-term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to a Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-~~815~~816 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund. Such distributions generally are either fixed or are determined in periodic auctions or remarketings or are

5 These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

6 1989-1 C.B. 226.

periodically reset by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains. The Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred stock for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

F.	~~F.~~ General

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common stock as frequently as twelve times in any one taxable year and in respect of their preferred stock as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions. Implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are not relevant to distributions on preferred stock. Not only are such distributions fixed or determined by the market rather than by reference to the performance of the issuer but also the long-term capital gain component is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common stock and consequently the long-term gain component cannot even be known until the end of the fund’s fiscal year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of a Fund’s Distribution Policy and gives rise to the very pressures on portfolio management decisions

~~4 These would be returns of capital for financial accounting purposes and not for tax accounting purposes.~~

~~5 1989-1 C.B. 226.~~

that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of stockholders.

VI.	~~VI.~~ APPLICANTS’ CONDITIONS

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to each of the following conditions:

1.     ~~1.~~     Compliance Review and Reporting

The Fund’s chief compliance officer will: (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the 1940 Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2.     ~~2.~~     Disclosures to Fund Stockholders

(a) ~~(a)~~	Each 19(a) Notice disseminated to the holders of the Fund’s common stock, in addition to the information required by Section 19(a) and Rule 19a-1:

(i) ~~(i)~~	will provide, in a tabular or graphical format:

(1)     ~~(1)~~     the amount of the distribution, on a per share of common stock basis, together with the amounts of such distribution amount, on a per share of common stock basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2)     ~~(2)~~     the fiscal year-to-date cumulative amount of distributions, on a per share of common stock basis, together with the amounts of such cumulative amount, on a per share of common stock basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3)     ~~(3)~~     the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4)     ~~(4)~~     the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) ~~(ii)~~	will include the following disclosure:

(1)    ~~(1)~~     “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Distribution Policy.”;

~~(2)~~ “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may

(2)    occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;~~6~~ 7 and

(3)    ~~(3)~~     “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

(b) ~~(b)~~	On the inside front cover of each report to stockholders under Rule 30e-1 under the 1940 Act, the Fund will:

(i) ~~(i)~~	describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii) ~~(ii)~~	include the disclosure required by condition

2(a)(ii)(1) above;

(iii) ~~(iii)~~	state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund stockholders; and

7 The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(iv) ~~(iv)~~	describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

(c)

~~(c)~~     Each report provided to stockholders of a Fund under Rule 30e-1 under the 1940 Act and each prospectus filed with the Commission on Form N-2 under the 1940 Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3. ~~3.~~ Disclosure to Stockholders, Prospective Stockholders and Third Parties

(a)

~~(a)~~     The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund stockholder, prospective stockholder or third-party information provider;

(b)

~~(b)~~     The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c)

~~(c)~~     The Fund will post prominently a statement on its (or the Adviser’s) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and maintain such information on such website for at least 24 months.

4.     ~~4.~~ Delivery of 19(a) Notices to Beneficial Owners

~~6 The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.~~

If a broker, dealer, bank or other person (“financial intermediary”) holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:

(a)	~~(a)~~ will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s stock held through such financial intermediary;

(b)

~~(b)~~ will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s stock; and

(c)

~~(c)~~     upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5.     ~~5.~~ Additional Board Determinations for Funds Whose Common Stock Trades at a Premium

If:

(a)

~~(a)~~     The Fund’s common stock has traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s shares of common stock as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b)

~~(b)~~     The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i)	~~(i)~~ At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of its Independent Board Members:

(1)

~~(1)~~     will request and evaluate, and the Fund’s Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2)

~~(2)~~     will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its stockholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A)	~~(A)~~ whether the Distribution Policy is accomplishing its purpose(s);

(B)	~~(B)~~ the reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common stock; and

(C)

~~(C)~~     the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3) ~~(3)~~	based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii)

~~(ii)~~     The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6.     ~~6.~~     Public Offerings

The Fund will not make a public offering of the Fund’s common stock other than:

(a) ~~(a)~~	a rights offering below NAV to holders of the Fund’s common stock;

(b) ~~(b)~~	an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c) ~~(c)~~	an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i)

~~(i)~~     the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,~~7~~ [8] expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5- year period ending on such date;~~8~~ [9] and

(ii)

~~(ii)~~     the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its shares of common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding shares of preferred stock as the Fund may issue.

8 If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

9 If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

7.	7. Amendments to Rule 19b-1

The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

VII.     ~~VII.~~     APPLICABLE PRECEDENT

The Commission has recently granted substantially the same relief as that sought herein in Vertical Capital Income Fund and Oakline Advisors, LLC, Investment Company Act Release Nos. 33505 (June 12, 2019) (notice) and 33548 (July 9, 2019) (order); Putnam Managed Municipal Income Trust, et al., Investment Company Act Release Nos. 33449 (April 17, 2019) (notice) and 33474 (May 14, 2019) (order); Macquarie Global Infrastructure Total Return Fund Inc., et al., Investment Company Act Release Nos. 33389 (March 5, 2019) (notice) and 33436 (April 2, 2019) (order); Special Opportunities Fund, Inc. and Bulldog Investors, LLC, Investment Company Act Release Nos. 33367 (February 4, 2019) and 33386 (March 4, 2019); Vivaldi Opportunities Fund and Vivaldi Asset Management, LLC, Investment Company Act Release Nos. 33147 (July 3, 2018)(notice) and 33185 (July 31, 2018) (order); The Swiss Helvetia Fund, Inc., et al., Investment Company Act Release Nos. 33075 (April 23, 2018)(notice) and 33099 (May 21, 2018)(order); The Mexico Equity& Income Fund, Inc. and Pichardo Asset Management, S.A. de C.V., Investment Company Act Release Nos. 32640 (May 18, 2017)(notice) and 32676 (June 13, 2017)(order); RiverNorth DoubleLine Strategic Opportunity Fund, Inc. and RiverNorth Capital Management LLC, Investment Company Act Release Nos. 32635 (May 12, 2017)(notice) and 32673 (June 7, 2017)(order); Brookfield Global Listed Infrastructure Income Fund Inc., et al., Investment Company Act Release Nos. 31802 (September 1, 2015)(notice) and 31855 (September 30, 2015)(order); and Ares

~~7 If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.~~

~~8 If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.~~

Dynamic Credit Allocation Fund, Inc., et al., Investment Company Act Release Nos. 31665 (June 9, 2015)(notice) and 31708 (July 7, 2015)(order).

VIII.     ~~VIII.~~     PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Board of Trustees of ~~PMM~~DBL, ~~PIM~~DSL, ~~PMO~~DLY, and ~~PPT~~DSC, authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act, are included as Exhibit A to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is ~~100 Federal Street, Boston, Massachusetts 02110~~333 South Grand Avenue, Suite 1800, Los Angeles, California 90071 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the cover page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX. ~~IX.~~ CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act exempting the Funds from the provisions of Section 19(b) of the 1940 Act and Rule 19~~b—-~~b-1 thereunder to permit each Fund to make distributions on its common stock consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common stock as described in this Application. In addition, Applicants request that the Order permit each Fund to make distributions on its preferred stock (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

DoubleLine Opportunistic Credit Fund

~~Putnam Managed Municipal Income Trust~~

Dated: ~~March 18~~June 22, ~~2019~~2021	By: /s/ ~~Jonathan S. Horwitz~~
Name: ~~Jonathan S. Horwitz~~Ronald R. Redell
Title: ~~Executive Vice~~ President ~~and Principal~~
~~Executive Officer~~

~~Putnam Master Intermediate Income Trust~~	Dated: ~~March 18~~June 22, ~~2019~~2021

Dated: June 22, 2021

Dated: June 22, 2021

Dated: June 22, 2021

Dated: June 22, 2021

DoubleLine Income Solutions Fund	Title: ~~Executive Vice~~ President ~~and Principal~~
~~Executive Officer~~

By: /s/ ~~Jonathan S. Horwitz~~
Name: ~~Jonathan S. Horwitz~~Ronald R. Redell	DoubleLine Capital LP
Title: ~~Executive Vice~~ President ~~and Principal~~	~~Putnam Investment Management, LLC~~
~~Executive Officer~~	~~Dated: March 18, 2019~~

By: /s/ ~~Robert T. Burns~~
~~Putnam Municipal~~DoubleLine Yield	Name: ~~Robert T. Burns~~Henry V. Chase
Opportunities ~~Trust~~Fund	Title: ~~Vice President and Chief Legal~~
~~Dated: March 18, 2019~~	~~Officer~~Authorized Signer

By: /s/ ~~Jonathan S. Horwitz~~
Name: ~~Jonathan S. Horwitz~~Ronald R. Redell
Title: ~~Executive Vice~~ President ~~and Principal~~	~~Putnam Investments Limited~~
~~Executive Officer~~
DoubleLine Alternatives LP

DoubleLine Shiller CAPE® Enhanced Income Fund
~~Putnam Premier Income Trust~~	~~Dated: March 18, 2019~~ By: /s/ ~~Alan~~
~~McCormack~~
~~Dated: March 18, 2019~~	Name: ~~Alan McCormack~~Jeffrey J. Sherman
~~Title: Director and Head of~~
By: /s/ ~~Jonathan S. Horwitz~~	~~Quantitative Equities & Risk~~
Name: ~~Jonathan S. Horwitz~~Ronald R. Redell
Title: President

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

DESIGNATION	DOCUMENT
Exhibit A	Resolutions of the Board of Trustees of DoubleLine Opportunistic Credit Fund, DoubleLine Income Solutions Fund, DoubleLine Yield Opportunities Fund, and DoubleLine Shiller CAPE® Enhanced Income Fund

Exhibit B	Verifications

Exhibit C	Marked copy of the Applicants’ application showing changes from the application of Vertical Capital Income Fund and Oakline Advisors, LLC (File No. 812-15000), an application identified by the Applicants as substantially identical under Rule 0-5(e)(3).

Exhibit D

Marked copy of the Applicants’ application showing changes from Putnam Managed Municipal Income Trust, et al (File No. 812-14970), an application identified by the Applicants as substantially identical under Rule 0-5(e)(3).

~~DESIGNATION~~         -         ~~DOCUMENT~~

~~Exhibit A~~         -         ~~Resolutions of the Board of Trustees of Putnam Managed Municipal Income Trust, Putnam Master Intermediate Income Trust, Putnam Municipal Opportunities Trust, and Putnam Premier Income Trust~~

-            -

~~Exhibit B~~         -         ~~Verifications~~

EXHIBIT A

Votes of the Board of Trustees of ~~Putnam Managed Municipal Income Trust, Putnam Master Intermediate Income Trust, Putnam Municipal Opportunities Trust and Putnam Premier Income Trust~~DoubleLine Opportunistic Credit Fund, DoubleLine Income Solutions Fund, DoubleLine Yield Opportunities Fund, and DoubleLine Shiller CAPE® Enhanced Income Fund

~~VOTED~~Voted that: That the officers and agents of ~~Putnam Managed Municipal Income Trust, Putnam Master Intermediate Income Trust, Putnam Municipal Opportunities Trust, and Putnam Premier~~DoubleLine Opportunistic Credit Fund, DoubleLine Income Solutions Fund, DoubleLine Yield Opportunities Fund, and DoubleLine Shiller CAPE® Enhanced Income ~~Trust~~Fund (collectively, the “Funds”) be, and they are, authorized and directed to file with the Securities and Exchange Commission the Application for an order under Section 6(c) of the 1940 Act for an exemption from Section 19(b) and Rule 19b-1 thereunder, in substantially the form presented to the Board of Trustees, and that each of the officers and agents of the Funds, acting alone, is authorized, empowered, and directed on behalf of the Funds to cause to be prepared, executed and filed with the Securities and Exchange Commission any and all amendments of and exhibits to the Application, to be in such form as the officers or agents of the Funds shall approve, such approval to be conclusively evidenced by their filing thereof.

~~VOTED~~Voted that: That each officer and agent of the Funds, acting with advice of counsel, be, and is, authorized and empowered to make such changes as may be necessary by reason of any comment on such materials by the Securities and Exchange Commission or for any other reason deemed appropriate by the officers or agents of the Funds.

~~VOTED~~Voted that: That each officer and agent of the Funds, acting alone, be, and is, authorized, empowered and directed to take any and all additional acts and to prepare, execute and deliver any and all other agreements, documents, instruments and certificates, as they, or any of them acting alone deems necessary, appropriate or convenient to carry out the intent and purposes of the foregoing resolutions, such determination to be conclusively evidenced by the taking of such actions and the preparation, execution and delivery of such agreements, documents, instruments and certificates.

EXHIBIT B

~~Verifications of Putnam Managed Municipal Income Trust, Putnam Master Intermediate Income Trust, Putnam Municipal Opportunities Trust, Putnam Premier Income Trust, Putnam Investment Management, LLC, and Putnam Investments Limited~~

Verifications of DoubleLine Opportunistic Credit Fund, DoubleLine Income Solutions Fund, DoubleLine Yield Opportunities Fund, and DoubleLine Shiller CAPE® Enhanced Income Fund, DoubleLine Capital LP, and DoubleLine Alternatives LP

The undersigned states that he has duly executed the attached application dated ~~March 18, 2019~~June 22, 2021 for and on behalf of ~~Putnam Managed Municipal Income Trust~~DoubleLine Opportunistic Credit Fund in his capacity as ~~Executive Vice~~ President ~~and Principal Executive Officer~~ of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:     /s/ ~~Jonathan S. Horwitz~~

Name: ~~Jonathan S. Horwitz~~

Ronald R. Redell

Title: ~~Executive Vice~~ President ~~and Principal Executive~~

~~Officer~~

The undersigned states that he has duly executed the attached application dated ~~March 18, 2019~~June 22, 2021 for and on behalf of ~~Putnam Master Intermediate Income Trust~~DoubleLine Income Solutions Fund in his capacity as ~~Executive Vice~~ President ~~and Principal Executive Officer~~ of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:     /s/ ~~Jonathan S. Horwitz~~

Name: ~~Jonathan S. Horwitz~~

Ronald R. Redell

Title: ~~Executive Vice~~ President ~~and Principal Executive~~

~~Officer~~

The undersigned states that he has duly executed the attached application dated  ~~March 18, 2019~~June 22, 2021 for and on behalf of ~~Putnam Municipal~~DoubleLine Yield Opportunities ~~Trust~~Fund in his capacity as ~~Executive Vice~~ President ~~and Principal Executive Officer~~ of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:   /s/  ~~Jonathan S. Horwitz~~

Name:  ~~Jonathan S. Horwitz~~ Ronald R. Redell
Title: ~~Executive Vice~~ President ~~and Principal Executive Officer~~

The undersigned states that he has duly executed the attached application dated  ~~March 18, 2019~~June 22, 2021 for and on behalf of ~~Putnam Premier~~DoubleLine Shiller CAPE® Enhanced Income ~~Trust~~Fund in his capacity as ~~Executive Vice~~ President ~~and Principal Executive Officer~~ of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:   /s/  ~~Jonathan S. Horwitz~~

Name:  ~~Jonathan S. Horwitz~~ Ronald R. Redell
Title: ~~Executive Vice~~ President ~~and Principal Executive Officer~~

The undersigned states that he has duly executed the attached application dated  ~~March 18, 2019~~June 22, 2021 for and on behalf of ~~Putnam Investment Management, LLC~~DoubleLine Capital LP in his capacity as ~~Vice President and Chief Legal Officer~~Authorized Signer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:   /s/  ~~Robert T. Burns~~

Name:  ~~Robert T. Burns~~ Henry V. Chase

Title: ~~Vice President and Chief Legal Officer~~ Authorized Signer

The undersigned states that he has duly executed the attached application dated  ~~March 18, 2019~~June 22, 2021 for and on behalf of ~~Putnam Investments Limited~~DoubleLine Alternatives LP in his capacity as ~~Director and Head of Quantitative Equities & Risk~~President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ ~~Alan McCormack~~
Name:  ~~Alan McCormack~~ Jeffrey J. Sherman
Title: ~~Director and Head of Quantitative Equities & Risk~~ President